Exhibit 99.2

ASX ANNOUNCEMENT
28 July 2026

Notice Under Section 708A(5)(e) of the Corporations Act 2001

This notice is given by Radiopharm Theranostics Limited (ASX:RAD) (‘RAD’ or the ‘Company’) undersection 708A(5)(e) of the Corporations Act 2001 (Cth) (the ‘Corporations Act’)..

Class of securities:	Ordinary Fully Paid Shares
ASX Code	RAD
Date of issue	28 July 2026
Number issued	384,493,800

The Company gives notice under section 708(5)(e) of the Corporations Act that:

1	the Company issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2	at the date of this notice, the Company has complied with:

a.	the provisions of chapter 2M of the Corporations Act as they apply to the Company; and

b.	sections 674 and 674A Corporations Act; and

3	at the date of this notice, there is no information required to be disclosed by the Company which is ‘excluded information’ (as defined in sections 708A(7) and 708A(8) Corporations Act).

Amritha Sushil
Joint Company Secretary

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889